# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Great Elm Capital Corp., CIK 0001675033
CUSIP: 390320703
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3801 PGA Boulevard, Suite 603, Palm Beach Gardens, Florida (FL), 33410
Date of event which requires filing of this statement: 06/29/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-24-007489
Filed by CIK 0002005039

## Reporting persons
- Great Elm Strategic Partnership I, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 1,378,260; shared voting power 0; sole dispositive power 1,378,260; shared dispositive power 0; aggregate amount beneficially owned 1,378,260 (9.9% of the class)
  Comment: Note to Row 11:
  Based on 13,889,750 shares of common stock, par value $0.01, outstanding, as reported on the Issuer's (as defined below) Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2026, filed August 5, 2026.

## Item 1. Issuer
Name of issuer: Great Elm Capital Corp.
Address of issuer's principal executive offices: 3801 PGA Boulevard, Suite 603, Palm Beach Gardens, FL 33410

## Item 2. Person Filing
Name of person filing: Great Elm Strategic Partnership I, LLC
Address of principal business office or, if none, residence: 800 Boylston Street, Suite 900, Boston, MA 02199
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,378,260
Percent of class: 9.9%.
Sole power to vote or to direct the vote: 1,378,260
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,378,260
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Great Elm Strategic Partnership I, LLC: /s/ Adam M. Kleinman, Adam M. Kleinman. Authorized Signatory (08/06/2026)